Exhibit 99.1

Press Release

GasLog Ltd. announces the delivery of the recently acquired LNG carrier

MONACO — Oct. 4th, 2013 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) today announced that it has taken delivery of the STX Frontier, a 2010-built, 153,600 cubic meter Tri-Fuel Diesel Electric LNG carrier from STX Pan Ocean LNG PTE. Ltd., a Singapore based company. The vessel has been renamed GASLOG CHELSEA.

Paul Wogan, CEO; said, “We are delighted to have completed the purchase of this vessel. Our ability to secure the financing and take delivery of this vessel all within a relatively short period of time demonstrates the strength of GasLog’s operational platform. We believe this modern asset will provide great value for our shareholders based on the attractive purchase price and our expectations for the charter market going forward.”

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following this announcement, GasLog’s fleet consists of 15 wholly-owned LNG carriers, including two ships delivered in 2010, five ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividends payments, future capital expenditures and dry-docking costs and new build vessels and expected delivery dates, are forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)

Phone: +377 97975120

Thor Knappe (SVP)

Phone: +377 9797 5117

Ray Posadas, (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com